SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                              SYNERGX SYSTEMS INC
               -------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.001 Par Value
               -------------------------------------------------
                         (Title of Class of Securities)

                                   871 60C 106
               -------------------------------------------------
                                 (CUSIP NUMBER)

                           Dennis P. McConnell, Esq.
                        c/o Dolgenos Newman & Cronin LLP
                                96 Spring Street
                            New York, New York 10012
                                 (212) 925-2800
                -------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 29, 2003
            --------------------------------------------------------
            (Date of event which requires filing of this statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D

CUSIP No.  871 60C 106
--------------------------------------------------------------------------------
        1   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Nafund Inc.
        ------------------------------------------------------------------------
        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]   (b) [ ]
        ------------------------------------------------------------------------
        3   SEC USE ONLY
        ------------------------------------------------------------------------
        4   SOURCE OF FUNDS*
                 WC
        ------------------------------------------------------------------------
        5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e) [ ]
        ----------------------------------------------------------------------
        6   CITIZENSHIP OR PLACE OF ORGANIZATION

                 Ontario, Canada
        ----------------------------------------------------------------------
        NUMBER OF      7   SOLE VOTING POWER

         SHARES           350,000
                     ---------------------------------------------------------
      BENEFICIALLY   8   SHARED VOTING POWER

         OWNED BY 0
                     ---------------------------------------------------------
           EACH            9   SOLE DISPOSITIVE POWER

        REPORTING 350,000 shares

                     ---------------------------------------------------------
       PERSON WITH   10   SHARED DISPOSITIVE POWER

                           0
        ----------------------------------------------------------------------
        11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               350,000 shares
        ----------------------------------------------------------------------
        12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*  [ ]
        -----------------------------------------------------------------------
        13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   7.4%
        -----------------------------------------------------------------------
        14   TYPE OF REPORTING PERSON*
                 CO
        -----------------------------------------------------------------------
 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


ITEM 1.   SECURITY AND ISSUER

     The class of equity securities to which this statement relates are the shares of common stock, par value $.001 per share (the "Common Stock"), of Synergx Systems Inc., (the "Company") a Delaware corporation, which has its principal executive offices at 209 Lafayette Avenue, Syosset, New York 11791


ITEM 2.   IDENTITY AND BACKGROUND

     This statement is filed on behalf of Nafund Inc., ("Nafund") which has its principal business address at:

         24 Hazelton Avenue
         Toronto, Ontario
         Canada M5R 2E2

     Nafund,  a  corporation  incorporated  under  the laws of the  Province  of
Ontario,   carries  on  business  as  an  investment   management  company  with
investments in various companies.

     Neither the Reporting Person nor any of the persons listed on Schedule A has, during the last five years, been convicted in any criminal proceeding and has not and is not subject to any judgment, decree or final order as a result of any civil proceeding, enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Set forth on Schedule A is the information required by Item 2 of Schedule 13D concerning each executive officer, director and control person of each of the Reporting Persons.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
          -------------------------------------------------

     On May 29, 2003, the Company (through a special purpose Nova Scotia subsidiary) acquired 25% of the equity of Secure 724 LP ("Secure 724 LP"), an Ontario limited partnership, from Nafund in consideration of (a) 300,000 shares of Common Stock; (b) warrants to purchase 50,000 shares of Common Stock at $1.15 per share for 24 months; (c) agreeing to provide secured loans of up to Cdn$300,000 (which was approximately $220,000 U.S. at September 30, 2003) to Secure 724 LP, with equity/loans of Cdn$500,000 to be provided by Nafund to Secure 724 LP, both tied to certain development milestones and (d) 150,000 shares of Common Stock to be issued in the future upon Secure 724 LP satisfying the milestones and Nafund providing the funding. Either the Company and/or Nafund can elect not to provide all or any part of the above funding (regardless of whether the milestones are attained). If milestones are attained and either the Company and/or Nafund elects not to provide all or part of the above funding it would have its equity reduced based on a formula.


ITEM 4.   PURPOSE OF THE TRANSACTION

     The information contained in Item 3 is incorporated herein by reference.

     The purpose of the transaction by Nafund was to acquire shares of the Company while disposing of 25% of the equity of Secure 724 LP. At the time it acquired the Common Stock, Nafund did not have any present plans or proposals that relate to or would result in any of the actions required to be described in
Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

     The Reporting Persons may in the future consider a variety of different alternatives to achieving their goal of maximizing their value, including negotiated transactions, tender offers, proxy contests, consent solicitations, or other actions. However, it should not be assumed that such members will take any of the foregoing actions. The Reporting Persons reserve the right to participate, alone or with others, in plans, proposals or transactions of a similar or different nature with respect to the Company.

     The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending on various factors, including the Company's business, affairs and financial position, other developments concerning the Company, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to them, may in the future take such actions with respect to their investment in the Company as they deem appropriate in light of the circumstances existing from time to time. Such actions may include, without limitation, the purchase of additional shares of Common Stock in the open market and in block trades, in privately negotiated transactions or otherwise, the sale at any time of all or a portion of the Common Stock now owned or hereafter acquired by them to one or more purchasers, the purchase or sale of derivative instruments the underlying security of which is shares of the Issuer, or the distribution in kind at any time of all or a portion of the Common Stock now owned or hereafter acquired by them.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) Nafund:

     (i) As a result of the transaction described herein, Nafund is the beneficial owner of 350,000 shares of Common Stock, which represents 7.4% of the Common Stock that would be issued and outstanding.

     (A) Number of shares as to which such person has:

     (i) Sole power to vote or direct the vote: 350,000

     (ii) Shared power to vote or to direct the vote: 0

     (iii) Sole power to dispose or to direct disposition: 350,000

     (iv) Shared power to dispose or to direct disposition: 0


     Other than the transactions detailed in ITEM 6 below, the Reporting Person has not effected any transactions in the Common Stock in the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
          ------------------------------------------------

     At the time the Common Stock was acquired, the Reporting Person had no present plans or proposals that related to or would have resulted in any of the actions required to be described in Item 4 of Schedule 13D. However, in December of 2003 Nafund distributed an aggregate of 300,000 shares of the Common Stock to certain of its debenture holders, none of whom hold more than 5% of the Company's Common Stock.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS
          ------------------------------------------------

         N/A



                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), we agree that this statement is filed on behalf of each of us.


Dated as of February 24, 2004


                                   Nafund Inc.

                             By: /s/STAN ABRAMOWITZ
                         -------------------------------
                           Stan Abramowitz, Secretary

                                   SCHEDULE A
                                   NAFUND INC

I. Nafund Inc.

 A. Directors

 1. Mark I. Litwin
        Business Address:                    106 Avenue Road
                                             Toronto, Ont., Canada M5R 2H3
        Principal Business Occupation:       Corporate Executive, President
                                                Genterra Inc.
        Citizenship:                         Canadian

 2. Ian Dalrymple
        Business Address:                    1200 Sheppard Avenue East
                                             Unit 100
                                             Willowdale, Ont., Canada M2K 2S5
        Principal Business Occupation:       Portfolio Manager, President of
                                                Nigel Stephens Council Inc.
        Citizenship:                         Canadian

 3. Leonard Bellam
        Business Address:                    4261 Sherwood Town Blvd.
                                             Mississauga, Ont., Canada L4Z 1Y5
        Principal Business Occupation:       Barrister & Solicitor
        Citizenship:                         Canadian

 4. Mitchell J. Sanders
        Business Address:                    40 Sheppard Avenue West
                                             Suite 700
                                             North York, Ont., Canada M2N 6K9
        Principal Business Occupation:       Barrister & Solicitor
        Citizenship:                         Canadian


 B. Executive Officers

 1. Mark I. Litwin - President See I(A)(1)

 2. Stan Abramowitz - Secretary
        Business Address:                    106 Avenue Road
                                             Toronto, Ont., Canada, M5R 2H3
        Principal Business Occupation:       Chief Financial Officer, Forum
                                                Financial Corp.
        Citizenship:                         Canadian


 C. Control Persons

 1. Mark Litvack
        Business Address:                    3555 Cote Des Neiges
                                             Suite 707
                                             Montreal, Quebec, Canada H3H 1V2
        Citizenship:                         Canadian